UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-32422

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Windstream 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Windstream Corporation

4001 Rodney Parham Road

Little Rock, Arkansas 72212

WINDSTREAM 401(k) PLAN

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Windstream 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Windstream 401(k) Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As disclosed in Note 7, the Lexcom 401(k) Plan, the D&E Communications, Inc. 401(k) Savings Plan, the Conestoga Telephone & Telegraph Local 1671 Tax Deferred retirement Plan, the NuVox Communications, Inc. Profit Sharing 401(k) Plan, the Iowa Telecom Savings Plan, and the Iowa Telecom Hourly Savings Plan were merged into and made a part of the Plan during the year ended December 31, 2010.

As disclosed in Note 2, effective January 1, 2010, the Plan adopted new guidance, which requires participant loans to be presented as notes receivable from participants.

/s/ PricewaterhouseCoopers LLP

Little Rock, Arkansas

June 28, 2011

WINDSTREAM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31,

	2010	2009

Cash	$589,515	$181,572

Investments, at fair value:
Common stock	41,450,393	30,607,487
Common collective trust funds	144,594,901	106,686,269
Mutual funds	337,961,117	238,311,690

Total investments	524,006,411	375,605,446

Receivables:
Employer’s contribution	9,617,918	9,086,366
Due from NuVox Communications, Inc. Profit Sharing 401(k) Plan (See Note 7)	344,974	—
Due from Iowa Plans (See Note 7)	607,933	—
Notes receivable from participants	12,698,019	8,912,430
Accrued interest and dividends	708,828	682,304
Due from broker	5,004	61,385

Total receivables	23,982,676	18,742,485

Net assets available for benefits at fair value	548,578,602	394,529,503

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (See Note 2)	—	4,203,608

NET ASSETS AVAILABLE FOR BENEFITS	$548,578,602	$398,733,111

The accompanying notes are an integral part of these financial statements.

WINDSTREAM 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2010

ADDITIONS:
Investment income:
Dividend income	$9,199,915
Interest income	731,919
Net appreciation in fair value of investments	46,580,047

Total investment income	56,511,881

Interest income on notes receivable from participants	647,265

Contributions:
Employer	9,617,918
Employee	23,978,544
Employee rollovers	1,446,843

Total contributions	35,043,305

Transfer of assets from Lexcom 401(k) Plan (See Note 7)	6,721,942

Transfer of assets from D&E Communications, Inc. 401(k) Savings Plan and the Conestoga Telephone & Telegraph Local 1671 Tax Deferred Retirement Plan (See Note 7)	19,867,387

Transfer of assets from NuVox Communications, Inc. Profit Sharing 401(k) Plan (See Note 7)	28,652,621

Transfer of assets from Iowa Plans (See Note 7)	43,006,861

Total additions	190,451,262

DEDUCTIONS:
Benefit payments and withdrawals	40,605,771

Total deductions	40,605,771

Net increase	149,845,491

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year, January 1, 2010	398,733,111

End of year, December 31, 2010	$548,578,602

The accompanying notes are an integral part of this financial statement.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

1.	PLAN DESCRIPTION

The following brief description of the Windstream 401(k) Plan (the “Plan”), and the administration thereof, is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description (“SPD”) for a more complete and comprehensive description of the Plan’s provisions. Any discrepancies between the formal Plan document and the SPD will be resolved in favor of the formal Plan document.

General

The Plan is a defined contribution employee benefit plan which includes a cash or wage deferral arrangement that covers eligible bargaining and non-bargaining employees of Windstream Corporation (“Windstream” or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Plan is administered by the Windstream Benefits Committee (the “Administrator”) which is comprised of the following members of management of Windstream: the Chief Financial Officer, Chief Operations Officer, Senior Vice President of Human Resources, and Vice President of Benefits. Members are appointed by the Board of Directors of Windstream. Merrill Lynch Trust Company, FSB (“Merrill Lynch” or the “Trustee”) is the trustee and custodian of Plan assets. Additionally, Merrill Lynch & Company, Inc. provides the recordkeeping for the Plan and administrative services.

Participation

Each eligible employee is allowed to make certain rollover contributions to the Plan immediately upon employment with the Company as governed by the Internal Revenue Code. For all other purposes of the Plan, eligible non-bargaining employees may participate after six months of service with the Company. Certain eligible bargaining employees may participate in the Plan, to the extent specifically provided in their collective bargaining agreement. Prior service with certain other companies may count toward the service requirements of the Plan. Individuals who are not eligible to participate include leased employees, employees covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining (unless the collective bargaining agreement where the employees are covered specifically provides for coverage under the Plan), persons not classified as an employee, and nonresident aliens with no U.S. income.

Plan Contributions

Each year, participants may contribute up to 50 percent of their pretax annual eligible compensation to the Plan, as defined in the Plan document. Participant contributions are subject to certain dollar limitations established by the Internal Revenue Service (the “IRS”) each year. The annual deferral limits for the Plan are in accordance with the IRS limitations.

Eligible participants who will attain fifty (50) years of age prior to the end of the applicable Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code of 1986, as amended (the “Code”).

Except as discussed in Note 6 and in the following paragraph, the Company makes matching contributions to the Plan in an amount equal to 100 percent of the first 3 percent of each participant’s eligible compensation contributed to the Plan, plus 50 percent of the next 2 percent of each participant’s eligible compensation contributed to the Plan. The Company’s matching contribution is calculated and made as soon as administratively practicable following the end of the Plan year

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION, CONTINUED

for each participant who was actively employed on December 31, 2010 or who became retired, deceased or disabled during 2010.

The Company makes matching contributions in an amount equal to 50 percent of the first 6 percent of eligible compensation contributed to the Plan for participants covered by certain collective bargaining agreements with Valor Telecommunications of Texas, LP, who were actively employed on December 31. The Company may also make, at its sole discretion, an additional matching contribution. No such contribution was made for the year ended December 31, 2010.

The contributions are invested according to a participant’s investment election. If no investment election has been made, the contributions are invested in a manner deemed appropriate by the Administrator.

The Plan provides its participants the option to invest in the Company’s common stock at the participants’ election. The Plan places no restrictions on the participants’ ability to change this investment option.

Plan Expenses

As outlined in the Plan document, expenses related to the Plan’s operations are paid from the Plan’s assets. These expenses are included as a reduction of net appreciation in fair value of investments on the statement of changes in net assets available for benefits. Certain administrative expenses related to the Plan in 2010 were paid by Windstream. Administrative costs paid by Windstream are not reflected in the Plan’s financial statements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and related employer matching and discretionary contributions, if any, as well as the participant’s share of the Plan’s earnings and any related administrative expenses. The Plan’s earnings and administrative expenses, if applicable, are allocated to participants’ accounts based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting, Benefits and Payments

Participants are immediately fully vested in their employee contributions and matching employer contributions to the Plan and the accumulated earnings thereon. Participants become fully vested in their profit sharing accounts transferred from the Windstream Profit Sharing Plan (the “Windstream Plan”) which was merged into and made a part of the Plan effective March 1, 2007, upon normal retirement, death, disability or completion of five or more years of vesting service. In conjunction with the split off of Windstream Yellow Pages, Inc., the Plan allows continued service credit for each Windstream Yellow Pages, Inc. employee towards the five-year vesting schedule (ending no later than December 31, 2010) as long as the employee continues to be employed by the acquiring entity. Participants or their beneficiaries, as applicable, are entitled to receive distribution of their Plan account when they retire, become permanently disabled, upon death or upon separation from service with the Company. The Plan provides benefits upon early retirement between ages 55 and 65.

Participants may elect upon termination of employment to defer payment of their account balance if it exceeds $1,000. If a participant’s account balance is equal to or less than $1,000, the account will be automatically distributed. All distributions will be made in the form of a lump-sum payment, unless the distribution is in accordance with a grandfathered provision from a prior plan that merged into the Plan. A participant may elect to have a portion of their account invested in Windstream common stock to be distributed in shares of

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION, CONTINUED

Windstream common stock. Additionally, actively employed participants may withdraw certain funds from their Plan account with the approval of the Administrator, for “hardship” reasons as defined by the IRS. Effective October 1, 2008, participants may also receive an in-service withdrawal of a portion of their vested account balance on or after attaining age 59  1/2. In addition, effective October 1, 2008, participants may withdraw voluntary after-tax and rollover contributions at any time.

Plan Termination

While it has not expressed any intention to do so, Windstream, the Plan Sponsor, has the right to terminate the Plan. In the event that the Plan is terminated, participants will become fully vested and shall be entitled to receive the entire amount of his/her account balance in accordance with the Plan provisions. Participants in the Plan are entitled to certain rights and protections under ERISA.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Preparation

The accompanying financial statements have been prepared on the accrual basis of accounting reported in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrator to make estimates and assumptions that affect the amount of assets, liabilities, income and expenses, and disclosures of certain contingent assets and liabilities reported or disclosed in the financial statements. The estimates and assumptions used in preparing the accompanying financial statements are based upon the Administrator’s evaluation of the relevant facts and circumstances as of the dates of the financial statements. Actual results may differ from these estimates and assumptions used in preparing the accompanying financial statements and such differences could be material.

Certain prior year amounts have been reclassified to conform with the 2010 financial statement presentation.

Effective January 1, 2010, the Plan adopted Accounting Standards Update (“ASU”) No. 2010-25, Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, which requires participant loans to be presented as notes receivable from participants. Previously, participant loans were presented as investments. The change was implemented as a change in accounting principle, which required retrospective application upon adoption (i.e. the prior period amounts have been conformed to the current year presentation). The effects of the change included a reclassification of participant loans of $8,912,430 in 2009.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the plan’s financial statements.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Investment Valuation and Income Recognition

The Plan’s investments are carried at fair value. Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. Authoritative guidance defines the following three tier hierarchy for assessing the inputs used in fair value measurements:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than quoted prices in active markets for identical assets or liabilities

Level 3 – Unobservable inputs

Assets and liabilities are classified into the hierarchy in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The valuation techniques used may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair values of the Plan’s investments were determined using the following inputs at December 31, 2010:

		Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	Level 1	Level 2	Level 3
Common stock (a)	$41,450,393	$41,450,393	$—	$—
Common collective trust funds (b)	144,594,901	—	144,594,901	—
Mutual funds (c):
Blended	918,950	918,950	—	—
Large Cap	154,283,549	154,283,549	—	—
Small Cap	52,180,304	52,180,304	—	—
International	55,975,286	55,975,286	—	—
Real estate	17,471,457	17,471,457	—	—
Bond	57,131,571	57,131,571	—	—

Total mutual funds	337,961,117	337,961,117	—	—

Total investments (d)	$524,006,411	$379,411,510	$144,594,901	$—

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

The fair values of the Plan’s assets were determined using the following inputs at December 31, 2009:

		Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	Level 1	Level 2	Level 3
Common stock (a)	$30,607,487	$30,607,487	$—	$—
Common collective trust funds (e)	106,686,269	—	106,686,269	—
Mutual funds (c):
Blended	51,144	51,144	—	—
Large Cap	100,732,612	100,732,612	—	—
Small Cap	35,090,246	35,090,246	—	—
International	42,338,768	42,338,768	—	—
Real estate	13,282,004	13,282,004	—	—
Bond	46,816,916	46,816,916	—	—

Total mutual funds	238,311,690	238,311,690	—	—

Total investments (d)	$375,605,446	$268,919,177	$106,686,269	$—

(a)	Shares of common stock are valued at their quoted market prices on the last business day of the year.
(b)	Common collective trust funds are valued based on the fair value of the underlying assets held by the funds as determined by the fund managers on the last day of the Plan year. The underlying assets are primarily comprised of certificates of deposits, agency-backed bonds, commercial paper and treasury obligations. The certificates of deposits, agency-backed bonds, commercial paper and treasury obligations are valued using observable inputs.
(c)	Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end based on the quoted market price.
(d)	There have been no significant changes in the methodology used to value investments from prior year.
(e)	Common collective trust funds are valued based on the fair value of the underlying assets held by the funds as determined by the fund managers on the last day of the Plan year. The underlying assets are primarily comprised of guaranteed investment contracts (“GICs”), certificates of deposits, commercial paper and agency-backed bonds. The GICs primarily include investments in bonds, asset-backed and mortgage-backed securities. Bonds within the GICs are valued on the basis of last available bid prices or current market quotations provided by dealers or pricing services using pricing matrixes, market transactions in comparable investments, various relationships observed in the market between investments and calculated yield measures based on valuation technology commonly employed in the market for such investments. The fair value of asset-backed and mortgage-backed securities within the GICs is estimated based on models that consider the estimated cash flows of each tranche based on market observable benchmark yields adjusted to incorporate estimated tranche specific spreads that reflect the unique attributes of the tranche. The certificates of deposits, commercial paper and agency-backed bonds are valued using observable inputs.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date. The Windstream Stock Fund is designated as an “employee stock ownership plan” that is intended to qualify as a stock bonus plan. This fund was established effective December 28, 2006 and is designed to invest primarily in Windstream common stock. In regards to dividends, participants may elect that the dividends be paid in cash or reinvested in Windstream common stock through the Windstream Stock Fund. The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying financial statements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As of December 31, 2009, the Plan held investments in fully benefit-responsive investment contracts through the Merrill Lynch Retirement Preservation Trust. Contract value for these investments is based on the net asset value of the fund as reported by the fund manager. The statement of net assets available for benefits is required to present the fair value of this investment as well as the adjustment of the fully benefit-responsive investment from fair value to contract value. As of December 31, 2009, the fair value of the Plan’s fully benefit-responsive investment has been adjusted to contract value in the accompanying statements of net assets available for benefits. On October 29, 2010, all remaining assets in the Merrill Lynch Retirement Preservation Trust were liquidated, and the resulting proceeds were invested in the Funds for Institutions Premier Institutional Fund.

Contributions

Employee contributions are paid by Windstream in the period that payroll deductions are made from Plan participants in accordance with the participant’s deferral election. Employer contributions are accrued monthly. As such, these contributions become obligations of the Company and assets of the Plan.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The following investments represented 5 percent or more of the Plan’s net assets as of December 31:

	2010	2009
Windstream Common Stock	$41,450,393	$30,607,487
Merrill Lynch Retirement Preservation Trust Fund	*	62,250,500	**
American Funds EuroPacific Growth Fund	55,975,286	42,338,768
American Funds Growth Fund of America	37,524,914	22,895,721
BlackRock Total Return II Portfolio	43,274,377	34,975,963
Funds for Institutions Premier Institutional Fund	97,245,675	23,950,154
Sentinel Small Company Fund	31,982,850	21,918,109
Vanguard Institutional Index Fund	84,314,767	60,503,309
Pioneer Equity Income Fund	32,443,868	*

*	Investments did not represent 5 percent or more of the Plan’s net assets in the year indicated (See Note 2).
**	This amount represents contract value for this investment.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$9,039,890
Common collective trust funds	2,855,918
Mutual funds	34,684,239

Net appreciation in fair value of investments	$46,580,047

4.	EMPLOYER CONTRIBUTIONS RECEIVABLE

Contributions in the amount of $9,617,918 and $9,086,366 due to the Plan from Windstream had not been funded or allocated among the Plan’s investments as of December 31, 2010 and 2009, respectively. The employer contributions receivable were funded in cash by the Company and allocated among the Plan’s investment funds, according to participant elections, in March 2011 and March 2010, respectively.

5.	NOTES RECEIVABLE FROM PARTICIPANTS

Participants can borrow from their account balances amounts not to exceed 50 percent of their account balance, up to a maximum loan amount of $50,000 in accordance with section 72(p) of the Code. Such loans must be repaid through payroll deductions within five years, unless used to purchase a principal residence. Principal and interest is paid ratably through payroll deductions over the term of the loan. If a participant’s employment terminates with an outstanding loan and the termination was not a result of a divestiture by the Company, the entire loan must be repaid in full. If the loan is not repaid in full, the unpaid portion will be considered taxable income to the individual. Loans are collateralized by the balance in the participant’s account and bear interest at rates determined by the Administrator upon execution of the loan. Interest rates on the loans outstanding at December 31, 2010 ranged from 2.25 percent to 10.25 percent. For participant loans issued under the Plan, the interest rate is calculated by adding 2 percent to the published Prime Rate from The Wall Street Journal as of the close of business on the last business day of the month prior to loan issuance. At December 31, 2010, the Prime Rate from The Wall Street Journal was 3.25 percent.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	AMENDMENTS

Effective March 26, 2010, the Plan was amended to provide that any person who was an employee of NuVox Communications, Inc. (“NuVox”) and was an eligible employee immediately prior to Windstream’s merger with NuVox on February 8, 2010 would become a participant in the Plan on March 26, 2010. For the 2010 Plan year, eligible NuVox participants shall receive an employer matching contribution in an amount equal to 25 percent of the first 4 percent of the NuVox participant’s compensation that was contributed to the Plan as salary deferral contributions for the 2010 Plan year. Employer matching contributions were made in March 2011.

Effective December 1, 2010, the Plan was amended to provide that any person who was an employee of Hosted Solutions Acquisitions, LLC (“Hosted Solutions”) and was an eligible employee as of the first day of the first payroll period for the Plan year ending December 31, 2011, will become a participant in the Plan on the first day of the first payroll period of Windstream for the plan year ending December 31, 2011.

Effective December 2, 2010, the Plan was amended to provide that any person who was an employee of

Q-Comm Corporation (“Q-Comm”) and was an eligible employee immediately prior to Windstream’s merger with Q-Comm on December 2, 2010 will become a participant in the Plan on December 2, 2010.

As of December 29, 2010, the Plan was amended effective January 1, 2011 to allow the Company to make matching contributions in an amount equal to 66 percent of the first 6 percent of eligible compensation contributed to the Plan for participants covered by certain collective bargaining agreements with Windstream Iowa Telecommunications, Inc. Participants are eligible for an additional Company contribution of 3 percent of the participant’s eligible compensation if they are not a participant in any other Company-sponsored defined benefit plan.

7.	MERGER OF OTHER PLANS

The Lexcom 401(k) Plan (the “Lexcom Plan”) was merged into and made a part of the Plan, effective March 15, 2010. The trust fund maintained in connection with the Lexcom Plan was added to the assets of the Plan’s trust fund. The fair value of assets transferred to the Plan was $6,721,942. Certain protected rights and features under the Lexcom Plan are included under the Plan.

The D&E Communications, Inc. 401(k) Savings Plan (the “D&E Plan”) and the Conestoga Telephone & Telegraph Local 1671 Tax Deferred Retirement Plan (the “Conestoga Plan”) were merged into and made part of the Plan, effective April 1, 2010. The trust funds maintained in connection with the D&E Plan and the Conestoga Plan were added to the assets of the Plan’s trust fund. The fair value of assets transferred to the Plan was $19,867,387. Certain protected rights and features under the D&E Plan and the Conestoga Plan are included under the Plan.

The NuVox Communications, Inc. Profit Sharing 401(k) Plan (the “NuVox Plan”) was merged into and made a part of the Plan, effective July 7, 2010. The trust fund maintained in connection with the NuVox Plan was added to the assets of the Plan’s trust fund. The fair value of assets transferred to the Plan was $28,652,621. Certain protected rights and features under the NuVox Plan are included under the Plan. As of December 31, 2010, there was $344,974 due from the NuVox Plan for employer contributions made in 2011 that related to 2010.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

7.	MERGER OF OTHER PLANS, CONTINUED

The Iowa Telecom Savings Plan and the Iowa Telecom Hourly Savings Plan (collectively, the “Iowa Plans”) were merged into and made a part of the Plan, effective December 31, 2010. The trust funds maintained in connection with the Iowa Plans were added to the assets of the Plan’s trust fund. The fair value of assets transferred to the Plan was $43,006,861. Certain protected rights and features under the Iowa Savings Plan are included under the Plan. As of December 31, 2010, there was $607,933 due from Iowa Plans for employer contributions made in 2011 that related to 2010.

8.	TAX STATUS

A determination letter has not been received from the IRS. A determination letter was originally applied for on September 14, 2007, which has been acknowledged by the IRS. On January 31, 2011, the determination letter request was updated to include amendments through January 31, 2011. The Administrator has reviewed the Plan’s tax-exempt status and analyzed the tax positions taken by the Plan. The Administrator believes that the Plan is designed and operating in accordance with applicable IRS requirements, and therefore believes the Plan is qualified and is tax-exempt as of the financial statement date for the purposes of Section 401(a) of the Code. Furthermore, the Administrator has concluded there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements during the year. There are currently no audits for any tax periods in progress from any taxing authorities. Contributions and income of the Plan are generally not taxable to the participants until withdrawals or distributions are made.

9.	PARTY-IN-INTEREST TRANSACTIONS

Plan investments in the Merrill Lynch International Index Fund, Extended Market Index Trust Fund and Self- Direct Brokerage Account totaled $20,875,140 as of December 31, 2010. As of December 31, 2009, plan investments in the Merrill Lynch Retirement Preservation Trust, International Index Fund, Extended Market Index Trust Fund and Self- Direct Brokerage Account totaled $73,054,572. These investments include shares of common collective trust funds managed by Merrill Lynch. The Plan also invests in Windstream common stock. Since Merrill Lynch is the Plan trustee and Windstream is the Plan sponsor, these transactions qualify as exempt party-in-interest transactions. The Plan permits participants to make loans from the Plan in accordance with section 72(p) of the Code.

10.	RECONCILIATION TO FORM 5500

As of December 31, 2010 and 2009, the Plan had pending distributions to participants who elected to withdraw from the Plan of $589,346 and $214,918, respectively. These amounts are recorded as a liability in the Plan’s Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as filed or to be filed by the Company as of December 31:

	2010	2009
Net assets available for benefits per financial statements	$548,578,602	$398,733,111
Accrued benefits payable	(589,346)	(214,918)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(4,203, 608)

Net assets available for benefits per Form 5500	$547,989,256	$394,314,585

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

10.	RECONCILIATION TO FORM 5500, CONTINUED

The following is a reconciliation of the net increase in assets per the financial statements to the amounts reflected in the Form 5500 as filed or to be filed by the Company for the year ended December 31, 2010:

Net increase in net assets available for benefits per the financial statements	$149,845,491
Accrued benefits payable – current year	(589,346)
Accrued benefits payable – prior year	214,918
Adjustment from fair value to contract value for fully benefit-responsive investment contracts – prior year	4,203,608
Less transfer of assets to the Plan	(98,248,811)

Net income per Form 5500	$55,425,860

11.	SUBSEQUENT EVENTS

The Hosted Solutions Acquisition, LLC 401(k) Plan (the “Hosted Solutions Plan”) was merged into and made a part of the Plan, effective April 1, 2011. The trust fund maintained in connection with the Hosted Solutions Plan was added to the assets of the Plan’s trust fund. The fair value of assets transferred to the Plan was $1,975,809. Certain protected rights and features under the Hosted Solutions Plan are included under the Plan.

WINDSTREAM 401(k) PLAN

Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan No. 009, EIN 20-0792300

As of December 31, 2010

(a) (b) Identity of issue, borrower, lessor or similar party		(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost (1)	(e) Current value

*	Merrill Lynch International Index Fund	Common collective trust fund		$15,072,253
*	Merrill Lynch Extended Market Index Trust	Common collective trust fund		4,883,937
	Funds for Institutions Premier Institutional Fund	Common collective trust fund		97,245,675
	NT Collective Aggregate Bond Index Fund -Lending	Common collective trust fund		26,851,785
	Wells Fargo Stable Return Fund	Common collective trust fund		541,251

	Total common collective trust funds			144,594,901

	American EuroPacific Growth Fund	Mutual fund		55,975,286
	American Growth Fund	Mutual fund		37,524,914
	BlackRock Total Return II Portfolio	Mutual fund		43,274,377
	Columbia Small Cap Value Fund	Mutual fund		20,197,454
	MainStay High Yield Corporate Bond Fund	Mutual fund		13,857,194
	DWS RREEF Real Estate Securities Fund	Mutual fund		17,471,457
	Pioneer Equity Income Fund	Mutual fund		32,443,868
*	Merrill Lynch Self-Direct Brokerage Account	Mutual fund		918,950
	Sentinel Small Company Fund	Mutual fund		31,982,850
	Vanguard Institutional Index Fund	Mutual fund		84,314,767

	Total mutual funds			337,961,117

*	Windstream Corporation	Common Stock, $0.0001 par value		41,450,393

	Total common stock			41,450,393

*	Participant loans	Loans with interest rates ranging from 2.25 percent to 10.25 percent		12,698,019

	Total investments, at fair value			$536,704,430

*	Indicates a party-in-interest.
(1)	Not required, as investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Windstream 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Windstream 401(k) Plan

By:    /s/ Anthony W. Thomas

Anthony W. Thomas

Chief Financial Officer

Windstream Corporation

June 28, 2011

WINDSTREAM 401(k) PLAN

FORM 11-K

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibits

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	(a	)

(a)	Filed herewith.